VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Linda Cvrkel, Branch Chief
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

                                                               December 17, 2004

         Re:               Futuremedia PLC
                           Form 20-F for the fiscal year ended August 30, 2004 File No. 000-21978

Ladies and Gentlemen:

      This letter is in response to the letter from the Commission's staff dated November 29, 2004 regarding the above referenced filing. The headings below correspond to the headings in the staff's letter, and each of the Company's responses is preceded by the text of the comment from the staff's letter.

      In connection with this response letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form 20-F for the Fiscal Year ended April 30, 2004 - Filed September 30, 2004

Item 3. D. Risk Factors

Dependence on Limited Source of Supply - Page 12.

      1. SEC Comment: We note from page 12 that you are dependent on one or only a limited number of suppliers for certain key software and hardware components and obtaining an alternative source of supply could involve significant delays and other costs, and may ultimately not be available to you. In light of this situation, consider in future filings, disclosing the nature and financial impact of this concentration in accordance with paragraphs 20-24 of SOP 94-6.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Linda Cvrkel, Branch Chief
December 17, 2004
Page 2


      COMPANY RESPONSE: The Company acknowledges the Commission's comment and will provide such expanded disclosure in future filings.

Item 7.  Major Shareholders and Related Party Transactions - Page 39.

2. SEC Comment: Reference is made to key (2) on page 39. Please tell us supplementally and identify in future filings the natural person or persons that have voting or investment power over each entity identified in key (2).

            COMPANY RESPONSE: As indicated in Item 7 (key 2), to the Company's knowledge, Rennes Foundation and Jobelin Foundation are beneficially owned by entities of which directors or executive officers (or former directors or executive officers) of the Company are also directors, executive officers or shareholders. The directors and executive officers of the Company disclaim beneficial ownership of these shares. To the Company's knowledge, Rennes Foundation and Jobelin Foundation are under common control. The Company does not have access to any further information beyond what Rennes Foundation and Jobelin Foundation disclosed in Schedule 13D (Amendment No. 3) filed with the Commission on March 5, 2004 or in other filings with the Commission, or the information Rennes Foundation and Jobelin provided directly to the Company. The Company has no further information on the ultimate beneficial owners of Rennes Foundation and Jobelin Foundation.

Financial Statements

Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Policies

General.

3. SEC Comment: We note from your business section that you incurred GBP196,000 of research and development costs. In future filings, please disclose the amount of research and development costs charged to expense in each period for which an income statement is presented. Refer to paragraph 13 of SFAS 2.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Linda Cvrkel, Branch Chief
December 17, 2004
Page 3


            COMPANY RESPONSE: The Company acknowledges the Commission's comment and in future filings will provide such expanded disclosure relating to research and development costs charged to expense in each period for which an income statement is presented.

Revenue Recognition

4. SEC Comment: It appears that you derive substantially all of your revenue from Learning for All(TM). From your disclosure, this e-learning management system consists of providing all hardware, operating system software and other software packages and support services such as delivery, installation, training and support. Tell us supplementally and disclose in future filings how you determine the fair value of each element. From your filing it appears you do not supply support services only. Tell us supplementally and indicate in future filings what accounting guidance you apply when recording revenue in connection with Learning for All(TM).

            COMPANY RESPONSE: Fair Values. The fair values of each element were determined by taking the price of similar products being offered by competitors, as advertised on the Internet or in trade publications. This was done at the outset of each campaign, and therefore reflected the `spot price' of each element. Once established, the fair values remained unchanged for the duration of the campaign, typically two to three months. These values are then used to compile a fair value for the total package being offered, and the percentage of this total that each element represents was used to derive the actual revenue recognized in the income statement.

            Accounting Guidance. The Guidance applied when recording revenues in connection with Learning For All(TM) is in accordance with EITF 00-21 "Accounting for revenue arrangements with multiple deliveries". Having identified the various elements that make up a Learning for All(TM) package, each is examined and classified by its nature into either a `delivered' or `deferred' category. The `delivered' category comprises the hardware, operating software, delivery and installation fees and other miscellaneous software supplied at the time and subject to a once-off charge. `Delivered' revenues are recognized on installation. The remaining elements making up the `deferred' revenues comprise the provision of the Learning Management System, hosting of the associated website, telephone support and e-learning content. Deferred revenues are recognized over the period of the agreement, typically three years.

            The Company acknowledges the Commission's comment and will provide this disclosure in future filings.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Linda Cvrkel, Branch Chief
December 17, 2004
Page 4

Stock-based Compensation, page F-11

5. SEC Comment: We note your disclosure in Note 1 that you only issue fixed term stock options at or above the quoted market price on the date of grant and therefore no compensation expense is recognized in the accompanying financial statements. However, we note from page F-27 you issue performance-based options that are subject to variable plan accounting. Tell us supplementally and disclose in future filings the amount of stock compensation recorded in connection with your performance-based options for each income statement period presented. Revise Note 1 as necessary in future filings.

            COMPANY RESPONSE: The conditions attaching to performance based options had not been met, therefore no amount of stock compensation was included in the income statement for any period in respect of the granting of performance-based options.

            The Company acknowledges the Commission's comment and will provide this disclosure in future filings.

6. SEC Comment: We note that you recorded compensation expense related to options that were cancelled and replaced in fiscal year 2004 and presented such below your operating loss. In future filings, please include stock compensation within the income statement caption operating expenses presented within income (losses) from continuing operations.

            COMPANY RESPONSE: The Company acknowledges the Commission's comment and in future filings will provide such expanded disclosure ensuring that stock option compensation is included within `operating expense' within income/(losses) from Company operations.



Note 9.  Acquisitions - Page F-18.

7. SEC Comment: We note that you acquired a 29.8% interest in Luvit AB in April 2003. Please provide us supplementally with discussion of the changes and a rollforward schedule of your investment account between the periods presented. Also, tell us supplementally why you believe audited financial statements of Luvit AB under Rule 3-09 of Regulation S-X were not required for fiscal year 2004 in your Form 20-F.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Linda Cvrkel, Branch Chief
December 17, 2004
Page 5

            COMPANY RESPONSE: In April, 2003, Futuremedia invested GBP944,000 in cash and shares in purchasing 11,150,000 shares in Luvit AB, which at the time had a total of 37,416,107 shares on issue, for a holding of 29.8%. During the period April 2003 to June 2003, Luvit completed a `reverse split' whereby their shares were consolidated on a ten for one basis. Furthermore, in the same period, Luvit issued a further 6,233 shares (post consolidation).

            In January 2004, Futuremedia sold 25,200 Luvit shares, and in April 2004, sold a further 70,869 Luvit shares, reducing its holding to 1,018,931 shares, aggregating 27.2%.

            The following table summarizes the movements:



                             Futuremedia No.  Luvit AB            Futuremedia %
           Date (month end)  Shares held      Shares on issue     holding

           April 2003        11,150,000       37,416,107          29.80%
           June 2003         1,115,000        3,747,844           29.75%
           January 2004      1,089,800        3,747,844           29.08%
           April 2004        1,018,931        3,747,844           27.18%


            The sale of shares during the year reduced the original investment value from GBP204,000 at May 1 2003, by GBP17,000 to GBP187,000.

            During the year to April 30, 2004, Luvit AB recorded losses of approximately GBP1,000,000. Futuremedia's share of these losses, at 27.2% therefore amounted to GBP272,000, which reduced the investment value in the year from GBP187,000 to GBPnil at April 30, 2004, and resulted in a further impairment taken against the carrying value of goodwill resulting in an overall charge of GBP287,000 As noted in response to question 8, the Company will also revise its disclosure to include goodwill and the related investment together.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Linda Cvrkel, Branch Chief
December 17, 2004
Page 6

                  NB all values in GBP000's

                                                      Investment     Goodwill

                    Balance at April 30, 2004            204            739
                    Sale of Luvit AB shares              (17)             -
                    Share of Luvit AB losses            (187)             -
                    Impairment charge                      -           (100)
                    Balance at April 30, 2004            Nil            639

            At April 30, 2004, there were no amounts due from Luvit AB.

            The audited accounts of Luvit were not required for fiscal year 2004 in our Form 20F under the following guidance:

            Accounting Technical Guidance

            The Company has assessed the requirements to present supplemental audited financial statements of Luvit AB under Rule 3-09 of Regulation S-X.

            Rule 3-09 of Regulation S-X notes that if the first or third conditions set forth in Rule 1-02(w) substituting 20% for 10%, are met for a 50% or less owned investee accounted for by the equity method, separate financial statements of the investee shall be filed.

            The Company has considered the first and third condition, in relation to the net assets and income of the Company compared to the investee. Based on our considerations, the 20% threshold was not exceeded in either case.

            As a result, supplemental audited financial statements of Luvit AB have not been presented in the Company's Form 20-F for the fiscal year 2004.

8. SEC Comment: We note that on the date you acquired your interest in Luvit AB you recorded goodwill of GBP 739,000 representing the difference between the cost of your investment and your share of the underlying equity in net assets of Luvit AB. The goodwill of an equity investment should not be separate from the related investment but presented as a single amount on your balance sheet. In future filings, include equity method goodwill and the related investment as a separate line item on your balance sheet. Refer to paragraph 19 of APB 18 and paragraphs B169-B170 of SFAS 142.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Linda Cvrkel, Branch Chief
December 17, 2004
Page 7

            COMPANY RESPONSE: The Company acknowledges the Commission's comment and will comply in future filings. For your information we have amended this in the company's filing under Form 6-K (filed with the Commission on December 15, 2004) of its unaudited quarter results to the end of October 2004.

9. SEC Comment: We note that you recorded an impairment charge of GBP 100,000 related to the goodwill portion of your equity investment in Luvit AB. An equity investment (collectively the cost of your investment and related goodwill) should be reviewed for a loss in value that is other than temporary in accordance with paragraphs 19(h) of APB 18 and should not be reviewed for impairment using the guidance in SFAS 142. Refer to paragraph 40 of SFAS 142. Please review you equity investment using the guidance in APB 18 and tell us supplementally if a loss in value which is other than a temporary decline should be recognized and provide the basis and support for your conclusion. Any loss recognized should be classified, along with your share of earnings and losses of Luvit AB, as a separate line item within continuing operations. Revise your disclosures in future filings accordingly.

            COMPANY RESPONSE: We had considered the guidance in Para 19(h) of APB 18 and would comment as follows in support of the Company's view that the loss in value was other than temporary. Luvit AB has been a loss making entity for some time - as of April 30, 2004, the investee had accumulated losses of SEK19,213,000 [US$2,519,275]. On June 2, 2004 the investee also completed a restructuring of its indebtedness with the result of the capitalisation of external debt of SEK3,750,000 [US$492,000] into stock. As a result the Company's investment fell to 23.6%. The sustained period of loss has also resulted in a sustained decline in the investees share price.


Note 14:  New Accounting Pronouncement, Page F-28

10. SEC Comment: In future filings, please revise this note and your MDA to provide the disclosures, required by SAB Topic 11-M, added by SAB 74, related to recently issued accounting pronouncements:

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Linda Cvrkel, Branch Chief
December 17, 2004
Page 8

o        a brief description of the standard,
o        anticipated adoption date by the company,
o        the method by which the standard will be adopted, and
o        the impact of the standard will have on the financial statements

            COMPANY RESPONSE: The Company acknowledges the Commission's comment and will comply with revising Note 14 and its MDA to provide such expanded disclosure in future filings.

Schedule II - Valuation and Qualifying Accounts

11. SEC Comment: In future filings, please provide this schedule to include the activity in your allowance for doubtful accounts and reserve for obsolescence related to inventories to extent the information in significant.

            COMPANY RESPONSE:  The Company acknowledges the Commission's comment
            and  will  comply  with  providing  such  expanded   disclosure  for
            "Schedule II-Valuation and Qualifying Account" in future filings.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Linda Cvrkel, Branch Chief
December 17, 2004
Page 9

      Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy of this letter to Claire Lamoureaux of the Commission's staff.

                                              Very truly yours,
                                              FUTUREMEDIA PLC

                                              By /s/ Peter Machin
                                                 -------------------------------
                                                 Peter Machin
                                                 Chief Financial Officer
cc:      Claire Lamoureaux (Via Fax)